EXHIBIT 28(h)(viii)
AMENDED AND RESTATED
EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
     THIS AGREEMENT entered into as of the 18th day of June, 2008, as amended and restated June [___], 2010, between PIEDMONT INVESTMENT ADVISORS, LLC (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf of Corverus Strategic Equity Fund (the “Fund”).
     WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, distribution fees, shareholder service fees, transfer agency fees, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and
     WHEREAS, the Board of Trustees of the Trust has approved the continuation of this Agreement through [August 31, 2011].
     NOW, THEREFORE, the parties agree as follows:
     Fee Reduction/Reimbursement. The Adviser agrees that from the commencement of the operations of the Fund through [August 31, 2011], it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution or shareholder service fees), interest, extraordinary items, “Acquired Fund fees and expenses” and brokerage commissions, do not exceed, 1.00% (on an annual basis) of the Fund’s average daily net assets.
     Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.
     Term. This Agreement shall terminate on [August 31, 2011], or at an earlier date at the discretion of the Board of Trustees of the Trust and effective upon ninety (90) days written notice to shareholders, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
     Executed as of the date first set forth above.

PIEDMONT INVESTMENT ADVISORS, LLC

By:
Name:
Title:

FUNDVANTAGE TRUST, on behalf of the Funds

By:
Name:	Joel Weiss
Title:	President